EXHIBIT 99.51

American Lithium intersects thick Lithium-bearing Claystone at TLC Nort

VANCOUVER, British Columbia, December 01, 2021 -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce that initial exploration drilling has been launched at TLC North (Big Smoky acquisition land) near Tonopah Nevada. Initial drilling has successfully drilled thick intersections (up to 96.9 m / 318 ft) of lithium-bearing claystone.

A drone magnetic geophysical survey is also being flown across a large portion of the TLC project area to provide detailed geophysical information as the Company finalizes the precise positioning of drill collars for its next phase of development drilling under its Plan of Operations filed in January 2021 and expected to receive final approval in mid-late December 2021.

Tonopah Lithium Claims (“TLC”) – Exploration Details:

  15-hole Reverse Circulation (“RC”) exploration drill program, approved under a new 5-acre Notice, has started at TLC North and East, marking initial drilling in these areas (See Figure 1 – TLC Project Drill Hole Location Map – Holes A-O);
  10 holes (approx. 1,400 m / 4,600 ft) are planned at TLC North to test high grade target areas where up to 2,361 ppm lithium recovered from surface grab samples1 (See Figure 1 – Holes A-J)
  Additional 5 holes (approx. 650 m / 2,100 ft) will also be drilled on newly staked land east of the TLC resource area (See Figure 1 – Holes K-O);
  6 vertical RC holes (See Figure 1 - Holes A-F) completed to date at TLC North (1,112.5 m / 3,650 ft) have intersected target claystone horizons near surface immediately beneath alluvial cover 13.7 - 48 m (45 - 157 ft) thick;
  Claystone stratigraphy intersected ranges from 38 m - 96.9 m (125 - 318 ft) thick;
  High lithium contents, similar to main TLC deposit, have been recorded in mineralized claystone intersected in southwest holes utilizing a Thermo Scientific Niton Apollo Laser Induced Breakdown Spectroscopy (LIBS) portable analyzer2;
  Samples from these 6 initial holes have been submitted to American Assay Laboratories in Sparks, Nevada, with results pending;
  Twinning of several holes within the TLC resource area also planned to test for additional, deeper lithium mineralization, drill to basement to understand basin dynamics and pinpoint depth of water table;
  A drone magnetic geophysical survey has been launched to provide valuable information on the location and orientation of fault structures, basin architecture and depth to basement;
  The 146 line km survey by Pioneer Exploration Consultants Ltd. of Ottawa is using their DRONE-MAG system with 100 m line spacing; 1,000 m tie lines and minimum safe flight height;
  Optimization of process engineering and pre-concentration work continues to enable completion of Preliminary Economic Assessment (“PEA”) by end Q1 2022; Approval of Plan of Operations (“PO”) for next phase of development is anticipated late 2021 and includes up to 110 drill sites on the central TLC project targeting resource infill / expansion; and
  Approval of Plan of Operations (“PO”) for next phase of development is anticipated late 2021 and includes up to 110 drill sites on the central TLC project targeting resource infill / expansion.
  Drilling will resume in early January with multiple rigs.

Simon Clarke, CEO of American Lithium states, “We are excited to have started this exploration drilling program with the successful discovery of thick lithium claystone on new targets at TLC North. Once complete, this exploration program will morph into our larger development drill program with the approval of the PO expected shortly. We are also excited for the start of drilling at Quelcaya near Falchani, which should commence very soon.

The Company continues to advance its projects in both Nevada and Peru with a maiden PEA for TLC anticipated by end of Q1 2022 and updated PEAs at both Falchani and Macusani projects targeted for Q2 and Q3 2022, as American Lithium continues to evolve into a leading lithium developer focused on the Americas.”

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Figure 1 – TLC Project Drill Hole Location Map

Notes
1 Grab samples are selective, and the selected nature of such sampling does not necessarily reflect potential lithium contents expected from future drill testing, however, they do indicate the presence of lithium mineralization and mineralizing systems in the surface rocks collected.

2 The LIBS portable analyser has been calibrated at the factory and has been more finely calibrated with internally made standards of TLC mineralization; although correlation between LIBS and geochemical analyses are high, it is only used here as indicative of lithium mineralization.

Qualified Person
Mr. Ted O’Connor, P.Geo., a Director of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium
American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: www.americanlithiumcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions

Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.